MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PACIFIC RIM MINING CORP. (the “Company”)

#410 – 625 Howe Street, Vancouver, B.C. V6C 2T6

Item 2	Date of Material Change

September 25, 2006

Item 3	News Release

The date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102 was as follows:

September 25, 2006 to the Toronto Stock Exchange and the American Stock Exchange, being the only exchanges upon which the shares of the Company are listed, as well as through CCN Matthews and other approved public media including filing on SEDAR and EDGAR.

Item 4	Summary of Material Change

The Company announced signing of an amending option agreement to acquire a 100% interest in the Cerro Colorado gold project and maintain the Company’s interest in the Zamora gold project in El Salvador.

Item 5	Full Description of Material Change

The Company has signed an amending option agreement (“Amending Agreement”) to acquire a 100% interest in the Cerro Colorado gold project and maintain the Company’s interest in the Zamora gold project in El Salvador from Cerro Colorado S.A. de C.V., a private El Salvadoran company. Under the terms of the Amending Agreement, the Company will maintain its option to purchase the Cerro Colorado and Zamora projects by making advanced royalty payments to Cerro Colorado S.A. de C.V. under the following schedule: issue 100,000 shares plus 100,000 warrants of the Company at an exercise purchase price of $0.81 share upon Toronto Stock Exchange approval of the terms of the Amending Agreement; issue 100,000 shares or US$100,000 in shares on the first anniversary of the original option agreement, issue140,000 shares or US$140,000 in shares on the second anniversary of the original option agreement, issue 200,000 shares or US$200,000 in shares on the third anniversary of the original option agreement, issue 300,000 or US$300,000 in shares on the fourth anniversary of the original option agreement and issue 400,000 shares or US$400,000 in shares on the fifth and all subsequent anniversaries of the original option agreement until production is achieved or the exploration concessions expire. Title to 100% of the Cerro Colorado and Zamora projects will be transferred to the Company at such time as a positive production decision is made by the Company. Upon achievement of commercial production from Zamora or Cerro Colorado projects, Cerro Colorado S.A. de C.V. will receive a 3% net smelter royalty to a maximum of US $10 million (inclusive of the dollar value of the advanced royalty payments made in shares).

The Cerro Colorado project comprises an 85 square km land package located roughly 10 km west of the Company’s Zamora gold project and approximately 50 km north of San Salvador, the capital city of El Salvador. The project exposes high-level gold bearing veins in an adularia-sericite epithermal system (the same type of gold system as occurs at the Company’s flagship El Dorado gold project). Limited grab sampling by the Company of vein outcrops and float within a small portion of the project area has returned values of between 0.01 and 27.24 g/t gold over vein widths of 1 to 4 meters. Of the twenty-seven (27) samples collected, fourteen (14) returned values of more than 1 g/t gold. Highlights include 27.24 g/t gold over 1 meter, 11.37 g/t gold and 173 g/t silver over 4 meters and 10.10 g/t gold and 3700 g/t silver over 3 meters.

Item 6	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 7	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report:

Ronda Fullerton, Corporate Secretary

(604) 689-1976

Item 8	Date of Report

September 25, 2006.